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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-85586

                                   PROSPECTUS

                        CROSS MEDIA MARKETING CORPORATION

                        1,229,832 SHARES OF COMMON STOCK

     The stockholders of Cross Media Marketing Corporation listed on page 13 are offering and selling a total of up to 1,229,832 shares of Cross Media Marketing common stock under this prospectus. Each selling stockholder may offer its common stock in public or private transactions, on or off the American Stock Exchange, at current market prices or at negotiated prices.

     Except as described on page 12 of this prospectus under "Use of Proceeds," we will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We are not offering any shares for sale under this prospectus. See "Plan of Distribution" on page 14 for a description of sales of the shares by the selling stockholders.

     Our common stock is listed on the American Stock Exchange under the symbol "XMM." On April 15, 2002, the closing sale price for our common stock, as reported on the American Stock Exchange, was $12.66. We advise you to obtain a current market quotation for Cross Media Marketing common stock.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  The date of this prospectus is April 16, 2002.
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                                TABLE OF CONTENTS

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                                                                           Page
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Summary...................................................................   3

About Cross Media Marketing Corporation...................................   3

Forward-Looking Statements................................................   4

Risk Factors..............................................................   5

Use of Proceeds...........................................................  12

Description of Capital Stock..............................................  12

Selling Stockholders .....................................................  13

Plan of Distribution......................................................  14

Legal Matters.............................................................  15

Experts...................................................................  15

Where You Can Find Additional Information.................................  15
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                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND
MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND
THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING
"RISK FACTORS" BEGINNING ON PAGE 5. IN ADDITION, YOU SHOULD ALSO READ THE
DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND ADDITIONAL INFORMATION"
ON PAGE 15 FOR INFORMATION ON OUR COMPANY AND OUR FINANCIAL STATEMENTS.

                     ABOUT CROSS MEDIA MARKETING CORPORATION

     Cross Media Marketing Corporation is a technology-driven direct marketing company that specializes in executing targeted, interactive sales campaigns utilizing multiple direct marketing channels, including direct mail, inbound and outbound telesales, print ads, web marketing and e-mail. Cross Media sells a variety of products through these multiple channels, including multi-magazine subscription packages, discount buying club memberships, collectibles, lifestyle products and telecom services. Cross Media utilizes its proprietary database management and profiling technology to augment and perpetually update its permission-based database of over 30 million consumers.

     Cross Media emphasizes its cross-channel marketing strategy, which is an effective integration of online and offline marketing techniques. By utilizing all available channels to make contact with the consumer, Cross Media seeks to maximize the synergies of cross-channel marketing. Cross Media frequently initiates contact with a consumer through one channel and consummates a transaction through another channel. For example, e-mails or direct mail often attract the interest of a consumer, who then responds by calling an 800 number.

     Cross Media delivers mass reach and micro-targeted messages by leveraging its proprietary marketing assets, including the following channels:

     Each month, Cross Media's owned and independent call centers working on Cross Media's behalf communicate with approximately 1.5 million consumers.

     Utilizing its proprietary technology platform acquired in the acquisition of LifeMinders, Inc. in October 2001, Cross Media sends out more than 200 million individualized and personalized e-mails each month.

     Cross Media, through its National Syndications business, or NSI, acquired in January 2002, advertises Cross Media and NSI products in 1,500 newspapers, reaching over 62 million U.S. homes weekly.

     Cross Media advertises its proprietary products on numerous websites, informally referred to internally as the Cross Media Network.

     Cross Media's strategy is to marry well established direct marketing skills with a variety of new technologies, including e-mail marketing, web-based systems and database management, resulting in a multi-faceted marketing platform for the sale of products and services. Through repeated interactions with consumers, Cross Media decides on the best channel or channels to use to market to a specific customer based on the consumer's own behavior. As a result of this accretive marketing technique, Cross Media expects that it can contact consumers on a cost effective basis.

     Accretive marketing also permits Cross Media to accumulate significant information about its customers and potential customers, including demographic and pyschographic data, such as values, lifestyles, purchase behavior, preferences. Cross Media plans to use its multiple consumer contacts to develop a dynamic consumer database and to integrate all of its activities into a single new system, which, when completed, will allow Cross


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Media to target marketing campaigns to select sub-groups of its total customer base and even to individual consumers. As Cross Media gains knowledge and data through its marketing programs, it will be able to measure the success of these programs, eventually being able to tailor marketing on a real-time basis according to each consumer's profile, including channel preference, time of date preference, and product preferences.

     Cross Media's primary objective is to build a relationship with a customer and to continually learn how to meet that customers' wants.

     Cross Media's principal office is located at 461 Fifth Avenue, New York,
N.Y. 10017 and its telephone number at that address is (212) 457-1200.

RECENT DEVELOPMENTS

     In March 2002, Cross Media completed a private placement in which it sold
1,105,475 shares of its common stock at a price of $10.50 per share to a limited number of accredited investors and received gross proceeds of approximately
$11.6 million. Stonegate Securities, Inc. served as placement agent, for which it received a placement agent fee equal to 6% of the gross proceeds and five-year warrants to purchase 110,548 shares of Cross Media common stock at an exercise price of $10.50 per share.

     The United States Justice Department has filed a civil action against Cross
Media, Media Outsourcing, Inc., a subsidiary of Cross Media ("MOS"), and two of their officers alleging violations of the Trademarketing Sales Rule, the Federal
Trade Commission Act and a 1996 FTC order entered into by Direct Sales
International, Inc., or DSI. In January 2000, Cross Media's subsidiary acquired
DSI. The FTC is seeking injunctive and monetary relief.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained herein that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995. Cross Media intends that forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements are based on current expectations of management but involve certain risks and uncertainties. Cross Media's actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of risk factors, including, without limitation, the following: Cross
Media's ability to integrate the recently acquired National Syndications operations and to make additional strategically appropriate acquisitions; the adequacy of accounts receivable reserves, changes in economic conditions or a material decline in the availability of consumer credit, interest rate fluctuations, Cross Media's limited operating history, competitive factors, the need to manage growth, volatility in the market price of the common stock and the securities markets generally, risks relating to government regulation of telemarketing and Internet marketing activities, Cross Media's ability to exploit its database and technological innovations and potential dilution. These factors are described in detail in the "Risk Factors" section beginning on page
5.


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                                  RISK FACTORS

     Investing in these securities involves substantial risks. You should consider carefully the following risk factors, together with all of the other information included in this prospectus and incorporated by reference into this prospectus, in deciding whether to invest in the securities.

     Investing in Cross Media's common stock will provide you with an equity ownership interest in Cross Media Marketing Corporation. As a stockholder, you will be exposed to the risks inherent in our business

CROSS MEDIA HAS A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE
ITS PROSPECTS.

     Cross Media developed its business strategy in 1999, completed its first acquisition in January 2000, and opened its first company-owned and operated call center and undertook its first email campaign in the last quarter of 2000.
Therefore, Cross Media has a limited history of operations under its current business strategy upon which the likelihood of its success can be evaluated.

     The implementation of a new business strategy frequently involves risks, expenses and uncertainties that may adversely affect Cross Media's business, results of operations, financial condition and prospects, including:

          -    the ability to compete effectively against other companies;

          -    the need to retain and motivate qualified personnel;

          -    the ability to anticipate and adapt to the changing market;

          - the ability to develop and introduce new products and services and continue to develop and upgrade technology; and

          - the need to attract and retain a large number of customers from a variety of industries.

THE ANTICIPATED BENEFITS OF THE ACQUISITIONS OF NATIONAL SYNDICATIONS, INC.
("NSI") MAY NOT BE REALIZED IN A TIMELY FASHION, OR AT ALL. IN ADDITION, CROSS
MEDIA'S OPERATIONS MAY BE ADVERSELY AFFECTED IF THE OPERATION OF NSI'S BUSINESS
DIVERTS TOO MUCH ATTENTION AWAY FROM CROSS MEDIA'S BUSINESS.

         The success of the acquisition of NSI will depend, in part, on Cross
Media's ability to realize the anticipated revenue enhancements, growth opportunities and synergies of the combined company and effectively utilize resources Cross Media now has after the acquisition. There are risks related to the integration and management of the acquired technology and operations and personnel. The integration of the businesses will be a complex, time consuming and potentially expensive process and may disrupt Cross Media's businesses if not completed in a timely and efficient manner. Some of the difficulties that may be encountered include:

          - the diversion of management's attention from other ongoing business concerns;

          - the inability to utilize the acquired member database and technology effectively to grow Cross Media business; and

          -    potential conflicts between business cultures.

     If management focuses too much time, money and effort to integrate NSI's operations and assets, they may not be able to execute its overall business strategy.

CROSS MEDIA MAY NEED ADDITIONAL FINANCING TO IMPLEMENT ITS STRATEGY AND EXPAND
ITS BUSINESS.

     Cross Media may need additional debt or equity financing to pursue its strategy of expanding its business through the acquisition of companies whose businesses are strategically appropriate for it or for its existing operations.
Any financing that Cross Media needs may not be available at all and, if available, may not be available on terms that are acceptable to Cross Media. The failure to obtain financing on a timely basis, or on economically favorable terms, could prevent Cross Media from continuing its strategy or from responding to changing business or economic conditions, and could cause Cross Media to experience difficulty in withstanding


                                      -5-
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adverse operating results or competing effectively.

     If Cross Media raises additional funds by issuing equity securities, Cross
Media stockholders may experience dilution of their ownership interest.
Moreover, Cross media could issue preferred stock that has rights senior to those of its common stock. If Cross Media raises funds by issuing debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and lenders may place limitations on Cross
Media's operations.

CROSS MEDIA IS SUBJECT TO RESTRICTIVE CREDIT FACILITY COVENANTS WHICH COULD HARM
ITS FINANCIAL STATUS AND HAVE A NEGATIVE IMPACT ON ITS STOCK PRICE.

     In March 2002, Cross Media entered into a credit agreement with Fleet
National Bank, as issuing lender. Cross Media has pledged all of its assets and the assets and stock of its subsidiaries to Fleet and all assets to secure its obligations under the facility.

     Under the agreement with Fleet, Cross Media is required, among other things, to maintain minimum financial ratios. If Cross Media cannot satisfy these or other covenants under the facility, Cross media will be required to seek a waiver or amendment. If it should require waivers or amendments to the agreements, there can be no assurance that the lenders will agree. If Cross
Media defaults in performing its obligations to the lenders, the lenders would be entitled to accelerate the maturity of outstanding indebtedness under the credit facility, $19.4 million as of April 1, 2002, and to enforce its security interest in the pledged assets and stock.

IF CROSS MEDIA IS UNABLE TO COLLECT ITS RECEIVABLES IN A TIMELY MANNER ITS CASH
FLOW FROM OPERATIONS WILL BE NEGATIVELY IMPACTED.

     Cross Media is subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. If Cross Media experiences significant delays in collection or uncollectibility of accounts receivable, its liquidity and working capital position could suffer.

IF SUBSCRIPTION CANCELLATION RESERVES ARE NOT ADEQUATE, CROSS MEDIA COULD BE
REQUIRED TO INCREASE ITS RESERVES, WHICH WILL RESULT IN A REDUCTION OF REVENUES.

     Cross Media extends credit to subscribers who purchase multi-magazine subscription packages. Cross media has established a reserve to cover subscription cancellation based upon its past history with magazine subscription orders. In the past, Cross Media has had to increase the reserves on its 20 day contracts. If Cross Media's accounts subscription cancellation reserves are inadequate, it will be required to increase reserves, which will reduce revenues and could otherwise materially adversely effect Cross Media's results of operations.

INTERNET ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH CROSS MEDIA HAS
OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT
COULD ADVERSELY AFFECT ITS BUSINESS.

     Some of Cross Media's customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on LifeMinders' products and services, or may not be able to discharge their payment and other obligations. The non-payment or late payment of amounts due from a significant customer could negatively impact Cross
Media's financial condition. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. Customers may experience difficulty in raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on LifeMinders' system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection.

     In addition, Cross Media's business may be adversely affected by periods of economic slowdown, inflation or recession, which may be accompanied by a decrease in the availability of consumer credit. Any material decline in the availability of consumer credit may result in a decrease in consumer demand to make credit card purchases, which could adversely affect the demand for Cross
Media's products and services.


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FUTURE GROWTH COULD PLACE SIGNIFICANT STRAIN ON OUR RESOURCES AND CROSS MEDIA
MAY BE UNABLE TO MANAGE FUTURE GROWTH.

     Growth in Cross Media's operations could place a significant strain on operational systems and employee resources. As a result, Cross Media may have to implement new operational and financial systems, procedures and controls. In order to manage and accommodate Cross Media's planned growth, if it occurs.
Cross Media will need to continue to improve and adapt its financial planning, accounting systems, information systems and management structures. Cross Media will also need to expand, train, retain and manage its employee base. If Cross
Media is unable to manage growth effectively, financial condition and results of operations could be materially adversely affected.

IF CROSS MEDIA ACQUIRES OR MAKES STRATEGIC INVESTMENTS IN OTHER BUSINESSES OR
ACQUIRES OR LICENSES TECHNOLOGY AND OTHER ASSETS, CROSS MEDIA MAY HAVE
DIFFICULTY INTEGRATING THESE BUSINESSES, TECHNOLOGIES AND ASSETS OR GENERATING
AN ACCEPTABLE RETURN ON ITS INVESTMENTS.

     Cross Media may acquire or enter into strategic relationships with other businesses and acquire or license technology and other assets. Cross Media cannot assure you that acquisition or licensing opportunities will be available on terms acceptable to it or at all. Any future acquisitions and strategic relationships will involve risks, including:

          -    inability to raise the required capital;

          - difficulty in assimilating the acquired assets, operations and personnel;

          -    disruption of ongoing business;

          -    distraction of management from other responsibilities; and

          -    lack of the necessary experience to enter new markets.

     Cross Media may not successfully overcome problems encountered in connection with potential acquisitions or licensing arrangements. In addition, acquisitions or strategic relationships could materially impair Cross Media's operating results, causing Cross Media to incur additional debt, or requiring
Cross Media to amortize acquisition expenses and acquired assets.

THE LOSS OF CROSS MEDIA'S LARGEST INDEPENDENT CALL CENTERS WOULD LIKELY RESULT
IN A REDUCTION OF REVENUES AND OTHERWISE ADVERSELY AFFECT OPERATING RESULTS.

     In the year ended December 31, 2001, two independent call centers accounted for approximately 39% of Cross Media's magazine subscription revenues. These call centers do not have any commitment to generate sales for Cross Media and could therefore, at any time, terminate their relationships with Cross Media without notice, which could have a material adverse effect on Cross Media's business.

IF CROSS MEDIA DOES NOT MAINTAIN LIFEMINDERS ENGAGED MEMBER BASE, CROSS MEDIA
MAY NOT BE ABLE TO COMPETE EFFECTIVELY FOR, OR MAINTAIN, ADVERTISERS AND ITS
BUSINESS COULD BE ADVERSELY AFFECTED.

     Although Cross Media continues to produce and distribute emails to LifeMinders' members, prior to the merger, LifeMinders scaled back its business operations and reduced the number of emails it sends to members. A significant portion of LifeMinders' revenue was historically derived from performance-based and revenue sharing arrangements. Under these arrangements, advertisers paid
LifeMinders in part based on member responses to advertisements and promotions placed in email newsletters. If LifeMinders' members do not respond to advertisements and promotions placed in email newsletters, revenues from these operations could be materially and adversely affected.

     If Cross Media is unable to maintain LifeMinders engaged member base by keeping current members active (i.e., opening email newsletters and responding to the advertisements contained in those newsletters), advertisers could find its audience less attractive and effective for promoting their products and services.


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CROSS MEDIA RELIES HEAVILY ON ITS INTELLECTUAL PROPERTY RIGHTS AND OTHER
PROPRIETARY INFORMATION, AND ANY FAILURE TO PROTECT AND MAINTAIN THESE RIGHTS
AND INFORMATION COULD PREVENT CROSS MEDIA FROM COMPETING EFFECTIVELY.

     Cross Media seeks to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with employees, consultants, and corporate and strategic partners. If Cross
Media is unable to prevent the unauthorized use of its proprietary information or if its competitors are able to develop similar technologies independently, the competitive benefits of Cross Media's technologies, intellectual property rights and proprietary information will be diminished.

CROSS MEDIA DEPENDS HEAVILY ON ITS NETWORK INFRASTRUCTURE AND IF THIS FAILS IT
COULD RESULT IN UNANTICIPATED EXPENSES, AS WELL AS PREVENT ITS LIFEMINDERS'
MEMBERS FROM EFFECTIVELY UTILIZING LIFEMINDERS' SERVICES. THIS COULD NEGATIVELY
IMPACT CROSS MEDIA'S ABILITY TO RETAIN MEMBERS AND ADVERTISERS.

     Cross Media's ability to successfully create and deliver its LifeMinders' email newsletters depends in large part on the capacity, reliability and security of its networking hardware, software and telecommunications infrastructure. Failures of the network infrastructure could result in unanticipated expenses to address such failures and could prevent LifeMinders' members from effectively utilizing LifeMinders' services, which could prevent
Cross Media from retaining members and advertisers. Cross Media does not have fully redundant systems or a formal disaster recovery plan. The system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of the systems. Cross Media's insurance policies may not adequately compensate it for any power losses that may occur due to any damages or interruptions in the systems. Accordingly, Cross Media could be required to make capital expenditures in the event of unanticipated damage.

     In addition, members depend on Internet service providers, or ISPs, for access to Cross Media's websites due to the rapid growth of the Internet, ISPs and websites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to Cross
Media's systems. These problems could harm Cross Media's business by preventing members from effectively utilizing its services.

THE CONTENT CONTAINED IN LIFEMINDERS' EMAIL MAY SUBJECT IT TO SIGNIFICANT
LIABILITY FOR NEGLIGENCE, COPYRIGHT OR TRADEMARK INFRINGEMENT OR OTHER MATTERS.

     If any of the content that Cross Media creates and delivers to LifeMinders' members or any content that is accessible from LifeMinders' emails through links to other websites contains errors, third parties could make claims against Cross
Media for losses incurred in reliance on such information. In addition, the content contained in or accessible from LifeMinders' emails could include material that is defamatory, violates the copyright or trademark rights of third parties, or subjects it to liability for other types of claims. Cross Media's general liability insurance may not cover claims of these types or may not be adequate to indemnify it for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage Cross Media's reputation.

     Cross Media has also entered into agreements with certain e-commerce partners under which Cross Media may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to LifeMinders' e-commerce partners from the emails sent by Cross Media. These agreements may expose Cross Media to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of Cross Media's involvement in providing access to those products or services, even if Cross Media does not provide those products or services. Any indemnification provided to Cross Media in its agreements with these parties, if available, may not adequately protect Cross Media.

CONCERNS ABOUT, OR BREACHES OF, THE SECURITY OF LIFEMINDERS' MEMBER DATABASE
COULD RESULT IN SIGNIFICANT EXPENSES TO PREVENT BREACHES, AND SUBJECT CROSS
MEDIA TO LIABILITY FOR FAILING TO PROTECT THE MEMBERS' INFORMATION.

     Cross Media maintains a database containing information about LifeMinders members. Unauthorized users accessing LifeMinders' systems remotely may access its database or authorized users may make unauthorized


                                      -8-
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copies of all or part of the database for their own use in violation of specific agreements to the contrary. As a result of these security and privacy concerns, Cross Media may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to LifeMinders' system and alter or destroy information in its database. Also, any public perception that Cross Media engaged in the unauthorized release of member information, whether or not correct, would adversely affect Cross Media's ability to retain members.

PROBLEMS WITH THE PERFORMANCE AND RELIABILITY OF THE INTERNET INFRASTRUCTURE
COULD ADVERSELY AFFECT THE QUALITY AND RELIABILITY OF THE PRODUCTS AND SERVICES
OFFERED TO MEMBERS AND ADVERTISERS.

     Cross Media depends on the Internet infrastructure to deliver attractive, reliable and timely email newsletters to LifeMinders members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security.
Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of LifeMinders' products and services to LifeMinders' members and undermine advertising partners' and members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

CROSS MEDIA MAY HAVE TO LITIGATE TO PROTECT ITS INTELLECTUAL PROPERTY AND OTHER
PROPRIETARY RIGHTS OR TO DEFEND CLAIMS OF THIRD-PARTIES, AND SUCH LITIGATION MAY
SUBJECT IT TO SIGNIFICANT LIABILITY AND EXPENSE.

     There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. Cross Media may have to litigate in the future to enforce its intellectual property rights, protect its trade secrets or defend itself against claims of violating the proprietary rights of third parties. This litigation may subject Cross Media to significant liability for damages and result in invalidation of proprietary rights. In addition, such litigation could be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect Cross Media's business operations.

THE UNITED STATES JUSTICE DEPARTMENT HAS FILED A CIVIL ACTION AGAINST CROSS
MEDIA, MOS AND TWO OF THEIR OFFICERS, ALLEGING VIOLATIONS OF THE TRADEMARKING
SALES RULE, THE FEDERAL TRADE COMMISSION ACT AND A 1996 FTC ORDER ENTERED INTO
BY DSI.

     The Justice Department filed a civil action against Cross Media, MOS and two of their officers alleging violations of the Telemarketing Sales Rule, the Federal Trade Commission Act and a 1996 FTC order entered into by DSI. MOS acquired assets of DSI in January 2000.

     The allegations relate to MOS' magazine subscription business and Memberworks(TM) membership programs which are offered as upsells on MOS' telemarketing sales calls. The complaint seeks monetary damages and injunctive relief against any such future violations. Cross Media continuously reviews its telemarketing scripts and believes that it is in substantial compliance in all material respects with all applicable FTC regulations. However, because this matter is in the early stages, Cross Media is unable to predict the outcome. In the event that Cross Media is unable to resolve this matter amicably, it could be subject to monetary damages and injunctive relief which could have a material adverse effect on Cross Media. Even if Cross Media is able to resolve this matter amicably, it may have to agree to modify MOS' operating practices which could have a material adverse effect on Cross Media.

GOVERNMENT REGULATION COULD ADD SIGNIFICANT ADDITIONAL COSTS TO CROSS MEDIA'S
BUSINESS AND IMPOSE RESTRICTIONS ON CROSS MEDIA'S MARKETING PRACTICES WHICH
COULD INTERFERE WITH CROSS MEDIA'S OPERATIONS AND HAVE A SIGNIFICANT ADVERSE
EFFECT ON REVENUES.

     Laws and regulations applicable to direct marketing, telemarketing, Internet marketing, consumer


                                      -9-
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protection and membership club services are becoming more prevalent. Each of the
50 states and the Federal government has laws regulating telemarketing, sweepstakes promotions, promotional incentives and advertising to consumers, which vary from state to state. In addition, it is likely that additional
Federal and/ or state regulations regarding telemarketing, sweepstakes, email marketing and other marketing practices engaged in by Cross Media will be enacted. If enacted, these regulations could have an adverse effect on revenues and result in additional expenses to Cross Media and could require Cross Media to refrain from engaging in specific activities or modify its business practices.

     The Federal Trade Commission is currently in the process of reviewing the provisions of the Telemarketing Sales Rule to determine if any changes to the rule should be made. The Federal Trade Commission recently issued a Notice of Proposed Rulemaking in which it proposed substantial changes to the Telemarketing and Sales Rule, which if adopted, could have a significant adverse effect on Cross Media's business.

     In 1999, Congress enacted the Deceptive Mail Prevention and Enforcement
Act, which imposes various restrictions on the offering of sweepstakes through the mail. Additional sweepstake legislation has been enacted or is pending in various states. This additional regulation could have an adverse impact on Cross
Media's marketing activities.

     Federal and state authorities have also been investigating various companies' use of marketing practices, such as the use of personal information, magazine subscription agents' sweepstake practices and the marketing of membership club services through the use of inbound and outbound telemarketing campaigns. These investigations could result in additional rules, regulations or industry standards, which could have an adverse impact on Cross Media's marketing practices. At least two of the state investigations have directly involved Memberworks, whose club memberships Cross Media is marketing. To the extent Cross Media derives revenue from the sale of memberships in the Memberworks club, there is a risk that Cross Media could be subject to investigation as well, which could have an adverse impact on it.

EXTENSIVE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATED TO DOING
BUSINESS ON THE INTERNET COULD LIMIT SALES OR ADD SIGNIFICANT ADDITIONAL COSTS
TO CROSS MEDIA'S BUSINESS.

     Laws and regulations directly applicable to Internet communications, commerce, marketing and data protection are becoming more prevalent. If any of these laws hinder the growth of Internet use generally or decreases the acceptance of the Internet as a medium of communications, commerce and marketing
Cross Media's business and prospects may suffer materially. The United States
Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, marketing activities, pricing, content, taxation and quality of products and services. The governments of some states and foreign countries have begun to regulate Cross Media's transactions and levy sales or other taxes relating to its activities and will likely continue to do so. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     Laws and regulations governing the transmission of unsolicited email marketing messages are being considered in many jurisdictions. Legislation of that type has recently been adopted by numerous states, and similar legislation is pending in several states and in Congress. These laws could have an adverse impact on Cross Media Internet marketing activities. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, Cross Media cannot be certain that similar legislation will not be enacted and upheld in the future.


                                      -10-

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND CONSUMERS COULD HARM CROSS MEDIA'S BUSINESS.

     There have been increasing public debate about the collection, distribution and use of information about consumers. New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. Cross Media is unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their developmental stages, Cross Media is unable to determine the impact these may have on Cross Media's business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on Cross Media's business, financial condition and results of operations.

THE SUBSTANTIAL NUMBER OF OPTIONS AND WARRANTS TO PURCHASE CROSS MEDIA COMMON STOCK COULD RESULT IN DILUTION TO CROSS MEDIA STOCKHOLDERS.

     If the holders of the outstanding Cross Media options and common stock purchase warrants exercise those options and warrants, including those issued in connection with the merger and warrants being issued as partial consideration for conversion of outstanding preferred stock, and the holders of all outstanding convertible securities converted them into common stock, Cross Media would be required to issue approximately 4.7 million additional shares of common stock, based on current exercise and conversion prices. The exercise of options and warrants and convertible rights, most of which have exercise prices or conversion rates below the current market price of Cross Media common stock, will result in dilution to Cross Media stockholders.

BECAUSE OWNERSHIP OF CROSS MEDIA IS CONCENTRATED, A SMALL NUMBER OF STOCKHOLDERS EXERT SIGNIFICANT INFLUENCE OVER CROSS MEDIA.

     If a few of the largest stockholders of Cross Media were to act together, as a result of their aggregate ownership, they would have the ability to exert significant influence over Cross Media's business, including the election of directors and the approval of any other action requiring the approval of stockholders. This concentration of share ownership may:

          -    delay or prevent a change of control of Cross Media; and

          - impede a merger, consolidation, takeover or other business combination involving Cross Media; and/or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Cross Media.

PROVISIONS OF CROSS MEDIA'S CORPORATE CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL.

     Cross Media's certificate of incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by Cross Media's board of directors, without further action by stockholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters) , preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Specific rights granted to future holders of preferred stock could be used to restrict Cross Media's ability to merge with, or sell its assets to, a third party. The ability of Cross Media's board of directors to issue preferred stock could discourage, delay, or prevent a takeover of Cross Media, thereby preserving control by the current stockholders.

     As a Delaware corporation, Cross Media is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder. Subject to exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers may be discouraged from attempting to acquire Cross Media, thereby possibly depriving its stockholders of acquisition opportunities to sell or otherwise dispose of its stock at above-market prices typical of acquisitions.

CROSS MEDIA IS DEFENDING A LAWSUIT WHICH, IF DETERMINED ADVERSELY AGAINST IT AND IF ITS INSURANCE DOES NOT ADEQUATELY COVER THE DAMAGES, COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In March 2002, a complaint was filed in the United States District Court for the District of Kansas by J.M. Thies, John Minnick and William Sharp, on their behalf and on behalf of other former stockholders of eCoupons.com, Inc., against LifeMinders, Inc. (which Cross Media acquired on October 24, 2001), Douglas Lindgren and Jonathan Bulkeley, directors of Cross Media, and former officers and directors of LifeMinders, requesting monetary damages in an amount not less than $4.2 million and punitive damages in an amount not less than $5 million against the defendants. In accordance with the terms of the merger agreement with LifeMinders, Cross Media is obligated to indemnify the other defendants.

     The plaintiffs, former stockholders of eCoupons.com, Inc., a company that merged with and into LifeMinders in December 2000, allege that the defendants made misrepresentations to the plaintiffs to induce them to merge eCoupons with and into LifeMinders. Cross Media was aware of the dispute prior to closing the LifeMinders acquisition and believes that it has adequate insurance to cover any award of monetary damages in the lawsuit.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. We will, however, receive proceeds upon the exercise of the warrants to purchase the 124,357 shares of common stock which are registered in the registration statement of which this prospectus is a part, to the extent the warrants are exercised on a cash basis. Any proceeds we receive will be used for working capital.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

     The following description of our capital stock gives effect to a one-for-five share reverse split of our common stock effective on October 24, 2001, does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, and the applicable laws of the State of Delaware.

COMMON STOCK

     On March 25, 2002, a total of approximately 13.4 million shares of common stock were issued and outstanding. The holders of common stock are entitled to one vote for each share so held and are entitled to notice of any stockholders meeting and to vote upon any matters as provided in our bylaws or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock have all other rights of stockholders, including without limitation, (i) the right to receive dividends, when, as and if declared by our board, and (ii) in the event of any distribution of assets upon a liquidation or otherwise, the right to receive all the assets and funds of Cross Media Marketing Corporation remaining after the payment to the holders of the preferred stock of the specific amounts to which they are entitled.

PREFERRED STOCK

     The board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. We currently have no shares of preferred stock, issued and outstanding. We have no current plans to issue any shares of preferred stock.

                              SELLING STOCKHOLDERS

     The table below sets forth information, as of April 4, 2002, regarding the beneficial ownership of the shares of common stock by the selling stockholders (including shares of common stock issuable to certain selling stockholders upon exercise of warrants, as indicated). All of these securities were issued in private transactions that were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) or 3(a)(9) of that Act.

                                                                                                 Owned After Offering
                                                                                                 --------------------
                                                Number of Shares of Common                                       Percent of
                                                 Stock Beneficially Owned        Shares Being   Number of       Outstanding
Selling Securityholder                              Prior to the Offering          Offered        Shares          Shares
----------------------                              ---------------------          -------        ------          ------
Barnett & Co. as nominee for the Boston                   203,195                  203,195           0               0
Partners Small Cap Value Fund II

Dominic Chang                                              13,809                   13,809           0               0

Duck Partners, L.P.                                         4,000                    4,000           0               0

Robert R. Dyson, c/o Luther King Capital                    4,300                    4,300           0               0
Management

Gannett Company Inc., c/o Luther King                     160,700                  160,700           0               0
Capital Management

Scott Griffith(1)                                          55,274                   55,274           0               0

Gryphon Master Fund LP                                     47,619                   47,619           0               0

JM Hull Associates, LP                                     15,000                   15,000           0               0

MicroCapital Ltd.                                          48,000                   48,000           0               0

Putnam Investment Funds - Putnam Small Cap                354,090                  354,090           0               0
Value Fund

Putnam Variable Trust - Putnam VT Small                   122,100                  122,100           0               0
Cap Value Fund

Pitt & Co. as nominee for the Kaiser                       34,900                   34,900           0               0
Permanente Retirement Plan

Quantico Partners, L.P.                                    48,000                   48,000           0               0

Rainbow Trading Corporation                                10,000                   10,000           0               0

Jesse Shelmire(1)                                          55,274                   55,274           0               0

WRL Capital Growth                                         25,000                   25,000           0               0

WS Opportunity Fund International, Ltd.                     5,714                    5,714           0               0

WS Opportunity Master Fund                                 22,857                   22,857           0               0

----------

* Assumes all of the shares of common stock registered in this prospectus are sold.

     (1) Scott Griffith and Jessee Shelmire are principals of Stonegate Securities, Inc., which served as placement agent for a private placement of Cross Media's common stock which was completed in March 2002. Stonegate received warrants to purchase 110,548 shares of common stock as partial compensation for its services and Stonegate distributed the warrants to Messrs. Griffith and Shelmire. The shares registered for resale by Messrs. Griffith and Shelmire are the shares issuable upon exercise of these warrants.

     Information with respect to share ownership of each selling stockholder has been provided by that selling stockholder. The shares offered under this prospectus may be offered from time to time, in whole or in part, by a selling stockholder or its transferees. No selling stockholder has been an officer, director or employee of Cross Media for the past three years. All of the shares are being offered pursuant to registration rights Cross Media granted to the selling stockholders.

                              PLAN OF DISTRIBUTION

     We are registering the shares of Cross Media common stock offered under this prospectus on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, distributees, transferees or other successors in interest selling shares received from a selling stockholder after the date of this prospectus. We will pay all expenses of registration of the shares offered hereby, other than commissions, discounts and concessions of underwriters, broker-dealers, dealers or agents. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares by a selling stockholder will be borne by that selling stockholder. We will not receive any of the proceeds from the sale of shares by any selling stockholder.

     The shares owned by a selling stockholder may be sold from time to time by that selling stockholder. Sales of shares may be made in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options or other hedging transactions relating to the shares, by pledge to secure debts and other obligations or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers.

     A selling stockholder may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from a selling stockholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with sales of the shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which a selling stockholder may be required to make in respect thereof. A selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to them.

     A selling stockholder also may resell all or a portion of the shares in reliance upon Rule 144 under the Securities Act of 1933, provided that the selling stockholder meets the criteria and conforms to the requirements of that Rule.

     Upon being notified by any selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

          - the name of the selling stockholder and the participating broker-dealers;

          -    the number of shares involved;

          -    the price at which the shares were sold;

          - the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;

          - that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          -    other facts material to the transaction.

                                  LEGAL MATTERS

     The validity of the securities being offered under this prospectus has been passed upon for Cross Media Marketing Corporation by Blank Rome Tenzer Greenblatt LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference, from Cross Media Marketing Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2001 have been audited by Grant Thornton LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of securities under this prospectus is terminated.

     The following Cross Media documents are incorporated by reference into this prospectus:

     Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 filed on March 27, 2002;

     The description of Cross Media Marketing's capital stock set forth in the Registration Statement on Form 10 filed on February 24, 1999, including any amendment or report filed for the purpose of updating such description;

     Proxy statement filed with the SEC on April 8, 2002, except for Compensation Committee Report included in the proxy statement;

     Report on Form 8-K for the reportable event dated March 27, 2002;

     Report on Form 8-K for the reportable event dated April 10, 2002; and

     All documents filed by Cross Media pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and before termination of the offering hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                     Cross Media Marketing Corporation
                     461 Fifth Avenue, 19th Floor
                     New York, NY 10017
                     Attention: Chief Financial Officer
                     Telephone number: (212) 457-1200

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.